United States Securities and Exchange Commission
Washington, D.C. 20549
File No. 812-

In the matter of:	)

FaithShares, Inc.;	)
FaithShares Advisors, LLC; and	)
SEI Investments Distribution Company.	)

Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
All communications and orders to:
FaithShares, Inc.
Attn: J. Garrett Stevens
3555 Northwest 58th Street
Suite 600
Oklahoma City, OK 73112
FaithShares Advisors, LLC
Attn: J. Garrett Stevens
3555 Northwest 58th Street
Suite 600
Oklahoma City, OK 73112
SEI Investments Distribution Company
Attn: General Counsel
1 Freedom Valley Drive
Oaks, PA 19456
with a copy to:
David Ketelsleger
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102
SEI Investments Distribution Company
Attn: Rob Owens
1 Freedom Valley Drive
Oaks, PA 19456
As filed with the Securities and Exchange Commission on March 4, 2009

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I. Introduction
A.	Summary of Application
          In this Application dated March 4, 2009 (the “Application”), the undersigned applicants (the “Applicants”) apply for and request an order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). The requested Order would permit, among other things:
•	The shares of the five exchange-traded funds being offered by FaithShares, Inc. (the “Initial Funds”) and any future series of FaithShares, Inc. or any other future registered open-end investment company and its series that operate pursuant to the terms and conditions stated in this application (“Future Fund”, together with the Initial Funds, each a “Fund” and collectively the “Funds”), to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”);

•	The exchange-traded shares of each Fund (with respect to each Fund, its “Fund Shares”) to be redeemable in large aggregations only;

•	Certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the “in-kind” purchase and redemption of Fund Shares;

•	Payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

•	Sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus;

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•	Open-end management investment companies and unit investment trusts to acquire Fund Shares beyond the limits of Section 12(d)(1)(A) of the Act; and

•	The Funds and/or a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to sell Fund Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
          Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of the Funds, and the proposed transactions are consistent with the general purposes of the Act, and (iii) with respect to the relief requested under Section 12(d)(1)(J), the requested exemption is consistent with the public interest and the protection of investors.
          All parties that currently intend to rely on the requested order are named Applicants. Any other party that relies on the order in the future will comply with the terms and conditions of this Application.
B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission
          The relief requested in this Application is substantially identical to the relief granted by the Securities and Exchange Commission (“Commission”) to other open-end management companies, including Power Shares Exchange-Traded Fund Trust and First Trust Exchange-Traded Fund1 pursuant to their respective applications for exemptive relief. The

[1]	See the applications of: Power Shares Exchange-Traded Fund Trust (“Power Shares”) (File No. 812-13335), filed with the Commission on October 19, 2006, as amended (the “Power Shares Application”) and First Trust Exchange-Traded Fund (“First Trust”) (File No. 812-13000), filed with the Commission on August 12, 2003, as amended (the “First Trust

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Commission issued orders granting all such applications.2 The relief requested herein from the application of Section 12(d)(1) is also substantially similar to that previously granted by the Commission.3 The term “Prior ETF Orders” is used herein when referring to all of the aforementioned orders granting relief in respect of exchange-traded shares issued by their investment companies (“Prior ETFs”).
          No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.
II. Background
A.	General
          FaithShares, Inc. (the “Company”) is an open-end management investment company organized as a corporation under the laws of the State of Maryland. The Company has filed a registration statement on Form N-1A with the Commission in respect of the Fund Shares of the Initial Funds. The Initial Funds and any Future Fund will seek investment results that correspond (before fees and expenses) generally to the price and yield performance of a particular benchmark securities index (“Underlying Index,” and collectively, “Underlying Indexes”). The Initial Funds’ Underlying Indexes are comprised of domestic equity securities. A Future Fund’s Underlying Index may be based on domestic equity securities or foreign equity securities (a “Foreign Fund”). Funds may also be cross-listed on one or more foreign securities markets.
          The Initial Funds that will be offered by the Company are: FaithShares Baptist Values Fund, FaithShares Catholic Values Fund, FaithShares Christian Values Fund, FaithShares Lutheran Values Fund, and FaithShares Methodist Values Fund. The Initial Funds’

Application”), each pursuant to Section 6(c) of the Act requesting exemptions under Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the Act, and Rule 22c-1, and pursuant to Section 17(b) of the Act from the provisions of Section 17(a).

[2]	See: In the Matter of Power Shares Exchange-Traded Fund Trust, et al., Investment Company Act Release Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order); In the Matter of First Trust Exchange-Traded Fund et al., Investment Company Act Release Nos. 27051 (August 26, 2005) (notice) and 27068 (order), respectively.

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Underlying Indexes are identified and described in Appendix A hereto.
          The Initial Funds and any Future Fund will issue, on a continuous offering basis, Fund Shares in one or more groups of fifty thousand (50,000) Fund Shares (such group of individual Fund Shares, a “Creation Unit Aggregation”). Applicants expect that the price of a Creation Unit Aggregation of the Initial Funds will fall in the range of $1,000,000 to $2,000,000. Applicants expect that Creation Unit Aggregations of any Future Fund will be similarly priced. Fund Shares will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a market maker and maintain a market for Fund Shares (a “Market Maker”).
          Fund Shares will not be individually redeemable; only Fund Shares combined into Creation Unit Aggregations will be redeemable. Creation Unit Aggregations will not be listed or traded. Applicants intend that the initial NAV of the Fund Shares be established at a level convenient for trading purposes as discussed above.
          Applicants believe that the Funds must offer securities that will be available on an “open-end” basis (e.g., continuously offered) and provide ready redeemability for investors presenting one or more Creation Unit Aggregations for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise most responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Finally, Applicants have determined that purchases and redemptions of Creation Unit Aggregations shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described herein. This “in-kind” approach will minimize the need to liquidate securities held by the Funds (“Portfolio Securities”) to meet redemptions

[3]	See the orders of: In the Matter of the TIGERS Revenue Trust, et al., Investment Company Act Release No. 28151 (the “TIGERS Order”); In the Matter of PADCO Advisers, Inc., et al., Investment Company Act Release No. 24722 (Oct. 31,

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and to acquire Portfolio Securities in connection with purchases of Creation Unit Aggregations and should permit closer tracking of each Fund to its Underlying Index.
          In conclusion, Applicants believe that the open-end management investment company structure proposed herein will offer appropriate correlation to a Fund’s Underlying Index through the use of enhancements provided by management (e.g., representative sampling techniques, as described below) and the pricing discipline resulting from arbitrage relationships associated with continuous offering and redeemability features.
B.	The Initial Funds
          As discussed above, the Company has been established under the laws of Maryland as a corporation. The Company is registered under the Act with the Commission as an open-end management investment company and will offer and sell the Fund Shares of the Initial Funds pursuant to a registration statement on Form N-lA that has been filed under the Securities Act of 1933, as amended (the “Securities Act”) and the Act.
C.	The Advisor and any Sub-Advisor
          FaithShares Advisors, LLC (the “Advisor”) will be the investment advisor to the Funds, including the Initial Funds. The Advisor is an Oklahoma limited liability company, with its principal office located at 3555 Northwest 58th Street, Suite 600, Oklahoma City, Oklahoma 73112. The Advisor is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”). The Advisor may enter into a sub-advisory agreement with one or more additional investment advisors to act as sub-advisors (“Sub-Advisors”) with respect to one or more Funds. Any Sub-Advisor will be registered under the Advisers Act. The Advisor will compensate any Sub-Advisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract.
D.	The Distributor
          SEI Investments Distribution Company (the “Distributor”) is a broker-dealer

          2000) (the “PADCO Advisers, Inc. Order”).

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registered under the Exchange Act and will act as distributor and underwriter of the Creation Unit Aggregations of Fund Shares.
E.	Additional Information About the Initial Funds and any Future Fund
          The index provider for the Initial Funds’ Underlying Indexes is FTSE/KLD Research and Analytics, Inc. (“FTSE/KLD”).4 Each of the Initial Funds will be entitled to use its Underlying Index pursuant to a licensing agreement with the FTSE/KLD. No Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Funds, the Advisor, any promoter of the Funds, any Sub-Advisor or the Distributor.
          Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).
F.	Capital Structure and Voting Rights; Book-Entry
          Shareholders of each Fund will have one vote per Fund Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and corporate law applicable to Maryland.
          Fund Shares will be registered in book-entry form only and no Fund will issue individual Fund Share certificates. The Depository Trust Company, New York, New York, a limited-purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Fund Shares. Beneficial ownership of Fund Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners of Fund Shares will exercise their rights in such securities indirectly through

[4]	Any entity that compiles, creates, sponsors or maintains an Underlying Index (“Index Provider”) will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, the Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion of component securities, the inclusion or exclusion of specific component securities, or

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DTC and the DTC Participants. All references herein to owners or holders of such Fund Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Fund Shares. Delivery of all notices, statements, shareholder reports and other communications from a Fund to its Beneficial Owners will be at the Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.
G.	Investment Objective
          The respective investment objective of each Fund will be to seek to track the performance, before fees and expenses, of its Underlying Index. At least 90 percent of each Fund’s assets will be invested in the component securities (“Component Securities”) of its Underlying Index or investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of its Underlying Index. In the case of Foreign Funds, the Fund’s assets will be invested in Component Securities and Depository Receipts (defined below) representing such securities. Any Depository Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts will typically be American Depositary Receipts (“ADRs”), as well as Global Depositary Receipts (“GDRs”) and Euro Depositary Receipts (“EDRs”). ADRs, GDRs and EDRs are collectively referred to herein as Depositary Receipts. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant foreign Underlying Index will improve the liquidity, tradability and settlement of a Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure methodology for the calculation of the return of component securities in advance of a public announcement of such changes by the Index Provider.

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to Component Securities of its foreign Underlying Index. The Advisor will use a passive, or indexing, approach in managing the Funds.
          A Fund may invest up to 10 percent of its assets in cash and cash equivalents, such as money market instruments (subject to applicable limitations of the Act) not included in its Underlying Index but which the Advisor or any Sub-Advisor believes will help the Fund tract its Underlying Index. A Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to each Fund in its prospectus (“Prospectus”). A Fund using a replication strategy will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing a representative sampling will hold some but not necessarily all of the Component Securities in its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with the changes in the composition of the Underlying Index or to maintain RIC compliance. Applicants expect that the returns of each Fund using a replication strategy will have an annual tracking error of less than 5 percent relative to the performance of its Underlying Index.
          As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy. A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of equity securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Advisor or any Sub-Advisor utilizing quantitative analytical procedures deemed appropriate by the Advisor. Under the representative sampling technique,

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each security is selected for inclusion in a Fund through the Advisor’s or any Sub-Advisor’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Stocks are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the price and yield performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Advisor and any Sub-Advisor may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.
          As noted above, at least 90% of each Foreign Fund’s assets will be invested in Component Securities and Depositary Receipts. Applicants anticipate that many, if not all of the Foreign Funds will invest a significant portion of its assets in Depositary Receipts representing the Component Securities of their respective Underlying Indexes. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.
          Depositary Receipts are typically issued by a financial institution (a “depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary.5 To the extent that a Foreign Fund invests in

[5]	With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the depository may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any Sub-Advisor will serve as the depositary bank for any Depositary Receipts held by a Foreign Fund.

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Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. A Foreign Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor or the Sub-Advisor deems to be illiquid or for which pricing information is not readily available. A Foreign Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.6 Generally, a Foreign Fund would only hold Depositary Receipts in situations where the Advisor or the Sub-Advisor believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (as defined below) received through redemption. Applicants also note that, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Foreign Fund. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the

[6]	Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for a Foreign Fund to invest in these unsponsored listed ADRs, Applicants seek to reserve the

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corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit upon creation of Creation Units or distributed as Fund Securities upon redemption of Creation Unit Aggregations. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.
          Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and a foreign Underlying Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Underlying Index.7 Applicants expect any such impact to be insignificant as the Advisor or Sub-Advisor will monitor each Foreign Fund’s portfolio and foreign Underlying Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Foreign Fund’s portfolio) to reduce potential tracking error.
          Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day (as defined below) a list of the current Deposit ability for a Foreign Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the Foreign Fund.

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Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit will be updated throughout the day. Authorized Participants (as defined below) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.
H.	Sale of Fund Shares
          1. General
          Each Fund will offer, issue and sell Fund Shares to investors only in Creation Unit Aggregations through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the Exchange on which the Fund Shares are listed (ordinarily 4:00 p.m. Eastern Time (“ET”)) (the “Closing Time”) on each day that the Exchange is open. Each Fund will sell and redeem Creation Unit Aggregations only on a “Business Day,” which is defined as any day that Funds are required to be open under Section 22(e) of the Act.
          In order to keep costs low and permit each Fund to be as fully invested as possible, Fund Shares generally will be purchased in Creation Unit Aggregations in exchange for

[7]	The value of a foreign Underlying Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security.

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the “in-kind” deposit by the purchaser of a portfolio of securities designated by the Advisor or the Sub-Advisor to correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index (the “Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Likewise, for such reasons and to minimize liquidity problems, redemptions of Creation Unit Aggregations generally will be made by the Funds through delivery of designated Portfolio Securities (“Fund Securities”) and a specified cash payment in the manner more fully described below.8 Fund Securities received on redemption may not be identical to Deposit Securities deposited in connection with creations of Creation Unit Aggregations for the same day. Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses. Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively. Personnel of the Advisor or any Sub-Advisor who are responsible for the designation and dissemination of the Deposit Securities or the Fund Securities will be prohibited from communicating any changes in the “basket” of Fund Securities to other personnel within the Advisor, any Sub-Advisor or any affiliates or to other unauthorized individuals or organizations until after such changes have been disseminated by the National Securities Clearing Corporation (“NSCC”). These personnel will have no responsibilities for the selection of securities for purchase or sale by any actively managed accounts of the Advisor or any Sub-Advisor.

[8]	The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the securities held by the Fund. In accepting Deposit Securities and satisfying redemptions with Fund Securities that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of rule 144A, including satisfying redemptions with such rule 144A eligible restricted Fund Securities. The statement of additional information (“SAI”) for each Fund will also state that “An Authorized Participant that is not a qualified institutional buyer will not be able to receive Fund Securities that are restricted securities eligible for resale under rule 144A.”

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          Over time, the Advisor or Sub-Advisor may conclude that operating on an exclusively “in-kind” basis for a Fund may present operational problems for the Fund. Therefore, a Fund may, in its discretion, under certain circumstances, permit an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. Substitution might be permitted or required because one or more Deposit Securities may be unavailable, may not be available in the quantity needed to make a Portfolio Deposit, or may not be eligible for trading by an Authorized Participant (defined below) (or the investor on whose behalf the Authorized Participant is acting). In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that Fund Shares may be purchased in Creation Unit Aggregations on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Unit Aggregations, to the extent made at all in the future, would be made if a Fund and the Advisor or Sub-Advisor believed such method would reduce the Fund’s transaction costs or would enhance the Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Advisor or Sub-Advisor might prefer to receive “cash-only” rather than “in-kind" securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive “in-kind” securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Unit Aggregations in cash.
          Transaction expenses, including operational, processing and brokerage costs, will be incurred by each Fund when investors purchase or redeem Creation Unit Aggregations “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution

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resulting from the purchase or redemption of Creation Unit Aggregations, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities.
          The maximum Transaction Fees, and any variations or waivers thereof, will be fully disclosed in each Fund’s Prospectus.
          Each individual Fund Share is issued by a Fund and, accordingly, the acquisition of any Fund Shares by an investment company, whether acquired from a Fund or in the secondary market, shall be subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in a Fund’s Prospectus.
          All orders to purchase Fund Shares in Creation Unit Aggregations must be placed with the Distributor by or through an “Authorized Participant” which is either: (l) a “Participating Party” (i.e., a broker-dealer or other participant in the Continuous Net Settlement System of NSCC, a clearing agency registered with the Commission (the “CNS System”), or (2) a DTC Participant, which in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting the orders to a Fund and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Fund Shares in Creation Unit Aggregations, upon delivery of the requisite Deposit

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Securities and cash balancing payment or “cash-in-lieu” amount, each as described below, the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Fund Shares to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering a Fund’s Prospectus to those persons purchasing Fund Shares in Creation Unit Aggregations and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to a Fund to implement the delivery of Fund Shares.
          2. Payment Requirements for Creation Unit Aggregations
          Payment with respect to Creation Unit Aggregations placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above) together with an amount of cash specified by the Advisor or Sub-Advisor in the manner described below (the “Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit”. The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit Aggregation) of the Fund and (2) the total aggregate market value (per Creation Unit Aggregation) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit Aggregation and that of the Deposit Amount.
          The Advisor or the Sub-Advisor will make available on each Business Day, prior to the opening of trading on the Exchange (currently 9:30 a.m. ET), the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for each Fund (the “Creation List”) along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of

Page 17 of 96 sequentially numbered pages.

Creation Unit Aggregations of the Fund until such time as the next-announced Portfolio Deposit composition is made available.
          The identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Advisor or Sub-Advisor with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the Underlying Index. The adjustments described above will reflect changes, known to the Advisor or Sub-Advisor by the time of determination of the Deposit Securities, in the composition of the Underlying Index, or resulting from stock splits and other corporate actions.
          In addition, each Fund reserves the right with respect to the Fund to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the Fund upon the purchase of Fund Shares in Creation Unit Aggregations, (2) may not be eligible for trading through the ETF Clearing Process (defined below), or (3) may not be eligible for trading by any Authorized Participant or the investor on whose behalf the Authorized Participant is acting. In order for a Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that Fund Shares may be purchased in Creation Unit Aggregations on a cash-only basis. The decision to permit cash-only purchases of Creation Unit Aggregations, to the extent made at all in the future, would be made if a Fund and the Advisor believed such method would substantially minimize the Fund’s transactional costs or would enhance the Fund’s operational efficiencies. For example, on days when a substantial rebalancing of a Fund’s portfolio is required, the Advisor might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index,

Page 18 of 96 sequentially numbered pages.

thus incurring transaction costs which could have been avoided (or at least minimized) if the Fund had received payment for the Creation Unit Aggregations in cash. In the case of a cash purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by a Fund and will affect the value of all Fund Shares, hence the Advisor or Sub-Advisor may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in above.
          Creation Unit Aggregations may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Unit Aggregations of domestic Funds placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Unit Aggregations (such process being referred to herein as the “ETF Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the ETF Clearing Process through the facilities of DTC (“DTC Facilities”). Authorized Participants making payments for Creation Unit Aggregations of Foreign Funds placed through the Distributor must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the ETF Clearing Process through each Fund’s custodian and relevant sub-custodians in the manner described below.
          The ETF Clearing Process is not currently available for purchases (or redemptions) of Foreign. Funds; hence an entity purchasing (or redeeming) such Creation Unit Aggregations must effect such transactions “outside” the ETF Clearing Process. Once the Fund’s

Page 19 of 96 sequentially numbered pages.

custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.
          3. Placement and Acceptance of Creation Unit Aggregation Purchase Orders
          To initiate an order for a Creation Unit Aggregation of a Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (the “Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time is currently 4:00 p.m. ET for purchases of Fund Shares. In the case of custom orders,9 the order must be received by the Distributor no later than 3:00 p.m. ET.
          The custodian of each Fund shall cause the sub-custodian(s) of such Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities of a Foreign Fund must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Unit Aggregations, in the form required by a Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the date such request is submitted.
          The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to a Fund, immediately available or same-day funds estimated by the Fund to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any

[9]	A custom order may be placed by an Authorized Participant in the event that a Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.
Page 20 of 96 sequentially numbered pages.

excess funds will be returned following settlement of the issue of the Creation Unit Aggregation.
          Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time, and (ii) arrangements satisfactory to a Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Advisor and any Sub-Advisor) to reject any not submitted in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders.
          A Creation Unit Aggregation of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Unit Aggregations will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit a Fund to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
     I. Pricing
          The price of Fund Shares trading on an Exchange will be based on a current bid/offer market. The price of Fund Shares of each Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by the Fund. In addition, Fund Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV
Page 21 of 96 sequentially numbered pages.

nor the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of the Fund Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Fund Shares in the secondary market will be subject to customary brokerage commissions and charges.
     J. Redemption
          Beneficial Owners of Fund Shares may sell their Fund Shares in the secondary market, but must accumulate enough Fund Shares to constitute a Creation Unit Aggregation in order to redeem through a Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Unit Aggregations will be redeemable at their NAV per Fund Share next determined after receipt of a request for redemption by a Fund. Each Fund has, pursuant to its organizational documents, the right to make redemption payments in respect of the Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit Aggregation basis equals the NAV times the appropriate number of Fund Shares. Applicants currently contemplate that Creation Unit Aggregations of each Fund will be redeemed principally “in-kind” (together with a balancing cash payment), as described below, except in certain circumstances, discussed below, in which Creation Unit Aggregations may be redeemed in exchange for cash.
          Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act and except as may be permitted under the relief requested herein in connection with Foreign Funds.
          Subject to the foregoing, Creation Unit Aggregations of each Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made.10

[10]	In the event a Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Fund may be
Page 22 of 96 sequentially numbered pages.

          The Advisor or Sub-Advisor will publish daily the list of Fund Securities which a redeemer will receive from a Fund (the “Redemption List”).11 In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify Fund Securities currently held in a Fund’s portfolio and the Creation List will identify securities to be added to the portfolio.12 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Fund Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the Fund. A Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities to a redeemer if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list.
          To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit Aggregation to be redeemed to the Distributor, 30 minutes prior to the closing time of the regular trading session on the Exchange on the date such redemption terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although the Fund Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board has the unrestricted power to alter the number of Fund Shares in a Creation Unit Aggregation. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Fund Shares to be individually redeemable. In such circumstances, a Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

[11]	The Advisor and the Distributor each has adopted a Code of Ethics as required under Rule 17j-l of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Advisor and the Distributor have also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed, taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information. Similarly, any Sub-Advisor will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.
Page 23 of 96 sequentially numbered pages.

request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Fund Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to purchase the missing Fund Shares or acquire the Fund Securities and the Balancing Amount underlying such Fund Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of acquiring such Fund Shares, Fund Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.
          A redemption request outside the ETF Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit Aggregation of Fund Shares through the book-entry system of DTC on or before contractual settlement of the redemption request.
          In the case of Foreign Funds, upon redemption of Creation Unit Aggregations and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect

[12]	Such differences would occur only under limited circumstances, such as during periods of change in the composition of an Underlying Index.
Page 24 of 96 sequentially numbered pages.

deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,13 the Fund may in its discretion exercise its option to redeem such Fund Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Fund Share based on the NAV of Fund Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.
     K. Dividend Reinvestment Service
          The Initial Funds and any Future Fund will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.
     L. Shareholder Transaction and Distribution Expenses
          No sales charges for purchases of Creation Unit Aggregations of Fund Shares of any Fund are contemplated. As indicated above each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Unit Aggregations of its Fund Shares. Investors purchasing and selling Fund Shares in the secondary market may incur customary brokerage commissions, fees and expenses. It is anticipated that each Fund will be authorized to implement a plan under Rule 12b-1 of the Act that permits payments of up to 25 basis points by the Fund, calculated on the average daily NAV of the Fund. Such plan, if implemented, will be disclosed in the Fund’s Prospectus.

[13]	Applicants note that certain holders of Fund Shares residing in a country that is the locale of the foreign Underlying Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds. In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Unit Aggregations solely for cash.
Page 25 of 96 sequentially numbered pages.

     M. Shareholder Reports
          Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Fund Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of the Fund’s distributions. Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Fund Shares, its annual report containing audited financial statements, as well as copies of annual and semi-annual shareholder reports.
     N. Availability of Information Regarding Fund Shares and the Underlying Indexes
          Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per outstanding Fund Share, will be made available. Each Fund’s NAV will be calculated and disseminated daily.
          The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to each Fund’s listing Exchange. The intraday indicative value (the “IIV”) which is an amount per Fund Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Fund Share basis, will be disseminated every 15 seconds during the regular trading hours of the listing Exchange. The listing Exchange will not be involved in, or responsible for, the calculation of the IIV nor will it guarantee the accuracy or completeness of the IIV. The Funds will not be involved in, or responsible for, the calculation or dissemination of the IIV, and will make no warranty as to its accuracy. The value of each Fund’s Underlying Index will be disseminated every 15 seconds through the trading day.14 Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities as well as information regarding the Balancing Amount. In addition, a website that will include each Fund’s Prospectus and SAI, information about the Funds and their Underlying,Indexes the prior Business Day’s NAV and the mid-point

[14]	See, e.g., NYSE Arca Equities Rule 5.2(j)(3), Commentary .01.
Page 26 of 96 sequentially numbered pages.

of the bid-ask spread at the time of calculation of the NAV (the “Bid/Ask Price”) and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Component Securities of the Underlying Index and a description of the methodology used in its computation will be maintained. The website will be publicly available prior to the public offering of Fund Shares. The Bid/Ask Price of a Fund is determined using the highest bid and the lowest offer on the Exchange on which the Fund Shares are listed for trading. Each Fund’s listing Exchange also intends to disseminate a variety of data about the Fund on a daily basis such as Fund Shares outstanding and NAV.
          The closing prices of each Fund’s Deposit Securities are readily available from, as applicable, the listing Exchange, automated quotation systems, published or other public sources or on-line information services such as IDC, Bloomberg or Reuters.
          Information regarding market and prices and volume of Fund Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Fund Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other ETFs, that Fund Shares will be followed closely by stock market and mutual fund professionals as well as investment advisors, who will offer their analysis of why investors should purchase, hold, sell or avoid Fund Shares. In conclusion, Exchange listing of Fund Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.
     O. Sales and Marketing Materials; Prospectus Disclosure
          Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in each Fund’s Prospectus concerning the description of the Fund and the non-redeemability of Fund Shares, each Fund will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast the
Page 27 of 96 sequentially numbered pages.

Fund with conventional mutual funds; (2) the term “open-end, diversified management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s Prospectus and the prospectus summary will include a distinct paragraph or paragraphs setting forth the fact that Fund Shares will be listed on a specified Exchange and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, and tender those Fund Shares for redemption to the Fund, in Creation Unit Aggregations only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Share prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Unit Aggregations will be in the SAI.
     Although each Fund will be classified and registered under the Act as an open-end management investment company, no Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “exchange-traded fund” or “ETF”. The designation of the Funds in all marketing materials will be limited to the terms “exchange-traded fund” or “ETF”, “investment company” and “fund” without reference to an “open-end fund” or a “mutual fund”, except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Unit Aggregations, or Fund Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund, or tender such Fund Shares for redemption to the Fund, in Creation Unit Aggregations only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Fund Shares.
Page 28 of 96 sequentially numbered pages.

          Each Fund’s Prospectus will also state that, while Creation Unit Aggregations of Fund Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Fund Shares to redeem them in a Creation Unit Aggregation and will indicate the estimated cost of a Creation Unit Aggregation of the Fund based on the NAV of the Fund Shares as of a recent date. After a Fund has traded for twelve months or more, the applicable Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Fund Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.
          The primary disclosure documents with respect to the Fund Shares will be each Fund’s Prospectus and the product description (“Product Description”) described below. As with all investment company securities, the purchase of Fund Shares in Creation Unit Aggregations will be accompanied or preceded by a statutory prospectus. Absent the exemption from Section 24(d) of the Act requested below, a statutory prospectus would have to accompany each secondary market trade of the Fund Shares. In the past, the Commission has conditioned relief from Section 24(d) on a representation that investors purchasing from or through dealers15 in the secondary market would receive a short Product Description in lieu of the lengthier statutory prospectus. Consistent with this practice, Applicants will arrange for dealers selling Fund Shares in the secondary market to provide purchasers with a Product Description that describes, in plain English, each Fund and Fund Shares it issues.
          Because a Prospectus will be delivered to investors dealing directly with a Fund, and the Product Description will be delivered to investors purchasing on the secondary market, the two documents will be tailored to meet the information needs of their intended audiences.

[15]	The term “dealer” as defined in Section 2(a)(12) of the Securities Act includes both a dealer effecting transactions for its own account and a broker effecting transactions for the accounts of others.
Page 29 of 96 sequentially numbered pages.

          Each Fund’s Prospectus will make clear that Fund Shares may be bought from the Fund only in Creation Unit Aggregations and redeemed by the Fund only if tendered in Creation Unit Aggregations, and will contain an explanation of the procedures for purchasing and redeeming Creation Unit Aggregations in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Fund Shares to constitute a Creation Unit Aggregation. Each Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Unit Aggregations from the Fund.
          A Fund’s Product Description will provide a plain English overview of the Fund, including its investment objective and investment strategies and the material risks and potential rewards of owning Fund Shares including the application of trading halt procedures. It also will provide a brief, plain English description of the salient aspects of Fund Shares, including: the manner in which the value of an Underlying Index is reported; the manner in which Creation Unit Aggregations are purchased and redeemed; and the manner in which Fund Shares will be traded on an Exchange. It also will clearly disclose, among other things, that Fund Shares are not redeemable individually, and that an investor selling Fund Shares on the secondary market may incur brokerage commissions when selling the Fund Shares and may receive less than the NAV of the Fund Shares. It will state the manner in which the Fund seeks to mirror its Underlying Index (i.e., representative sampling or replication) and disclose its expected index tracking error. It further will disclose the identity of the Advisor and Sub-Advisor. The Product Description will provide a website address where investors can obtain information about the composition and compilation methodology of a Fund’s Underlying Index. It will describe what actions would be taken by the Fund if the shares are delisted or if its license with the compiler or sponsor of the Underlying Index was terminated. In the event the Index Provider no longer calculates such Underlying Index, if the Underlying Index license is terminated for any reason or if the identity or the character of the Underlying Index is materially changed, the board of directors of the Fund (“Board”) will engage a replacement Index Provider meeting the requirements described in this
Page 30 of 96 sequentially numbered pages.

Application, or should it prove impracticable to engage a replacement Index Provider, take whatever action is deemed to be in the best interests of the Fund. The Board’s actions will be disclosed to current and potential shareholders in periodic fund reports and in a stickered or revised Prospectus. Finally, the Product Description will describe the composition and frequency of net dividend distributions.
          The Product Description is not intended to substitute for a full Prospectus, and will not contain information that is not also contained in the Prospectus. The Product Description will indicate that a Prospectus and SAI about the Fund may be obtained, without charge, from the investor’s broker or from SEI Investments Distribution Company, Inc., in its capacity as principal underwriter.
          SEI Investments Distribution Company, Inc., in its capacity as principal underwriter and Distributor, will coordinate the production and distribution of Product Descriptions to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Product Description is provided to each secondary market purchaser of Fund Shares, as necessary. Each Fund will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.
          The above policies and format will also be followed in all reports to shareholders.
     P. Procedure by Which Fund Shares Will Reach Investors; Disclosure Documents
          Based on the experience of Prior ETFs and discussions with the Advisor, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Unit Aggregations. One is the institutional investor that desires to keep a portion of its portfolio indexed to certain segments of the market and that finds Fund Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Unit Aggregations to take advantage of the potential arbitrage opportunities in
Page 31 of 96 sequentially numbered pages.

much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Fund Shares on an Exchange versus the aggregate value of the Portfolio Securities held by the Fund. The Applicants do not expect that arbitrageurs will hold positions in Fund Shares for any length of time unless the positions are appropriately hedged. The Applicants believe that arbitrageurs will purchase or redeem Creation Unit Aggregations in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Fund Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Fund Shares, may from time to time find it appropriate to purchase or redeem Creation Unit Aggregations of Fund Shares in connection with its (their) market-making activities.
          In the above examples, those who purchase Fund Shares in Creation Unit Aggregations may hold the Fund Shares or may, at the time of purchase or at a later time, sell the Fund Shares into the secondary market. The Applicants expect that secondary market purchasers of Fund Shares will include both institutional investors and “retail” investors for whom such Fund Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Fund Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Fund Shares in Creation Unit Aggregations which should ensure that Fund Shares will not trade at a material discount or premium to their NAV.
          Each Fund’s Prospectus will indicate that the proposed method by which Fund Shares will be purchased and traded may raise certain issues under applicable securities laws. As described above, Fund Shares in Creation Unit Aggregations will be offered continuously to the public. Because Fund Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in a Fund’s Prospectus that some activities on
Pag 32 of 96 sequentially numbered pages.

their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Unit Aggregations after placing an order with the Distributor, breaks them down into the constituent Fund Shares, and sells such Fund Shares directly to customers, or if it chooses to couple the purchase of a supply of the Fund Shares with an active selling effort involving solicitation of secondary market demand for Fund Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.
          Each Fund’s Prospectus will also state that dealers who are not “underwriters”, but are participating in a distribution (as contrasted to ordinary secondary market trading transactions), and thus dealing with Fund Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.16
          The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of each Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to

[16]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Fund Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Fund Shares (pursuant to Section 4(4) of the Securities Act). Also firms that do incur a prospectus-delivery obligation with respect to Fund Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that a Fund’s Prospectus and SAI are available at such Exchange upon request. Each Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.
Page 33 of 96 sequentially numbered pages.

deliver a Fund’s Prospectus and SAI to the listing Exchange, where they will be available for review by investors.
III. In Support of the Application
          Applicants seek an order from the Commission permitting: (1) Fund Shares of the Initial Funds and any Future Fund to trade on an Exchange at negotiated market prices rather than at NAV; (2) Fund Shares of each Fund to be redeemable in large aggregations only; (3) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the “in-kind” purchase and redemption of Fund Shares, all as more fully set forth below; (4) any Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven (7) days in certain circumstances; (5) sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus; (6) open-end management investment companies and unit investment trusts to acquire Fund Shares beyond the limits of Section 12(d)(1)(A) of the Act; and (7) the Funds and/or a broker-dealer registered under the Exchange Act to sell Fund Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
          Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:
“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of ... [the Act].”
Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.
Page 34 of 96 sequentially numbered pages.

          Applicants believe that Fund Shares afford significant benefits in the public interest. Among other benefits, availability of Fund Shares would provide: (1) increased investment opportunities which should encourage diversified investment; (2) in the case of individual tradable Fund Shares, a low-cost basket of domestic equity securities that can be traded throughout the day at prices that reflect minute-by-minute conditions other than end of day prices; (3) investors with an opportunity to diversify their portfolios by purchasing domestic equity securities at a low cost and with significantly lower transaction costs than if they purchased individual stocks or mutual funds with similar objectives; (4) a security that should be freely available in response to market demand; and (5) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds. As such, Applicants believe the Fund Shares are appropriate for exemptive relief under Section 6(c) and Section 12(d)(1)(J).
          With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is also requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:
“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned ... and the proposed transaction is consistent with the general purposes of [the Act].”
          The sale and redemption of Creation Unit Aggregations of each Fund will be on the same terms for all investors in such Fund, whether or not such investor is an affiliate. In each case, Creation Unit Aggregations are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section
Page 35 of 96 sequentially numbered pages.

17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Unit Aggregations, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions will be consistent with each Fund’s policy herein, and are consistent with the general purposes of the Act.
          Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in Prior ETF Orders.
IV. Request for Order
     A. Exemption from the Provisions of Sections 5(a)(1) and 2(a)(32)
          Section 5(a)(l) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:
“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer ... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
          Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets. The unusual aspect of such Fund Shares, however, is that the terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable
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Creation Unit Aggregations of a Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund, as a registered open-end management investment company, to issue individual Fund Shares that are redeemable only in Creation Unit Aggregations as described herein.
          Creation Unit Aggregations will always be redeemable in accordance with the provisions of the Act. Owners of Fund Shares may purchase the requisite number of Fund Shares and tender the resulting Creation Unit Aggregation for redemption. Moreover, listing on an Exchange will afford all holders of Fund Shares the benefit of intra-day liquidity. Because Creation Unit Aggregations may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Unit Aggregations on the secondary market and the price of the individual Fund Shares of a Creation Unit Aggregation, taken together, should not vary substantially from the NAV of Creation Unit Aggregations.
          Moreover, Applicants believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(l), would be applicable to each Fund.
          Applicants believe that exempting the Funds to permit them, as a registered open-end investment companies, to issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.
     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1
          Section 22(d) of the Act provides in part, that:
     “no registered investment company shall sell any redeemable security issued by it to any person except either to or through a
Page 37 of 96 sequentially numbered pages.

principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through any underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.”
Rule 22c-1 provides that:
     “no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”
          Fund Shares will be listed on an Exchange and the Market Maker will maintain a market for such Fund Shares. Secondary market transactions in Fund Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Fund Shares will trade on and away from17 the Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Fund Shares of each Fund will not, therefore, be accomplished at an offering price described in a Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-l .
          Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-l with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay

[17]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Fund Shares through the facilities of an Exchange.
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investors a little more than the published redemption price. See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).
          The first two purposes — preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers — would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Secondary market transactions in Fund Shares would not cause dilution for owners of such Fund Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Fund Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.
          With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Fund Shares either by purchasing them on the Exchange or by creating a Creation Unit Aggregation; therefore, no dealer should have an advantage over any other dealer in the sale of such Fund Shares (aside from the Market Maker who, from time to time due to its unique position, may have a slight advantage or be at a slight disadvantage relative to other dealers). Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Fund Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Fund Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Fund Shares to constitute a Creation Unit Aggregation in order to redeem such Fund Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Fund Shares in the secondary market remains narrow.
Page 39 of 96 sequentially numbered pages.

          On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.
     C. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
          The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons of the Funds, or affiliated persons of affiliated persons (“second tier affiliates”), to effectuate purchases and redemptions “in-kind.”
          Section 17(a)(1) of the Act makes it unlawful
     “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ... knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”
Section 17(a)(2) of the Act makes it unlawful
     “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal ... knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”
          An “affiliated person” of a Fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5
Page 40 of 96 sequentially numbered pages.

per centum or more of the outstanding voting securities of such other person,” and pursuant to section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” Section 2(a)(9) of the Act defines “control” as
     “... the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company ...”
          The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”). Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the Act.
          Past applications have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Unit Aggregations, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Page 41 of 96 sequentially numbered pages.

          To the extent that there are 20 or fewer holders of Creation Unit Aggregations of a Fund, some or all of such holders will be 5 percent owners of the Fund, and one or more may hold in excess of 25 percent of the Fund, and would therefore be deemed to be affiliated persons of the Fund either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Fund Shares were deemed to be affiliates (e.g., so long as 20 or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with the Fund in return for a Creation Unit Aggregation (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Fund Shares might accumulate 5 percent or more of the Fund Shares. Also, the Market Maker for the Fund Shares might accumulate, from time to time, 5 percent or more of the Fund Shares in connection with such Market Maker’s market-making activities. In addition, one or more holders of Fund Shares, or the Market Maker, might from time to time accumulate in excess of 25 percent of the Fund Shares and such persons would therefore be deemed to be affiliated persons of the Fund under Section 2(a)(3)(C). The Applicants request an exemption to permit in-kind purchases and redemptions by persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of one or more of the following: (1) holding 5 percent or more, or more than 25 percent, of the outstanding Fund Shares; or (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5 percent or more, or more than 25 percent, of the shares of one or more Affiliated Funds.
          Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Fund Shares in Creation Unit Aggregations.
          Both the deposit procedures for “in-kind” purchases of Creation Unit Aggregations and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial

Page 42 of 96 sequentially numbered pages.

to a Fund whether 15 or 1,500 Creation Unit Aggregations exist. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Securities currently held by the Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above.
          Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objective. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objective and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is the same as that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Fund Shares. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.
          For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of the Funds, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and

Page 43 of 96 sequentially numbered pages.

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     D. Exemption from the Provisions of Section 24(d) of the Act
          1. Need for Relief
          The Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 24(d) of the Act. Section 24(d) makes unavailable to transactions involving redeemable securities the dealer transaction exemption from the prospectus delivery requirement of the Securities Act. Thus, absent an exemption from Section 24(d), dealers effecting trades in Fund Shares on the secondary market would be required to deliver a statutory prospectus to every purchaser.
          Section 5(b)(2) of the Securities Act requires that a statutory prospectus accompany or precede every sale of a security. Although Section 4(3) of the Securities Act exempts certain dealer transactions from the prospectus delivery requirements of Section 5, Section 24(d) of the Act disallows that exemption for transactions in redeemable securities issued by a unit investment trust or open-end investment company if any other security is currently being offered or sold by the issuer.
          Accordingly, Applicants seek relief from Section 24(d) to the extent necessary to allow sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus (except during the first 25 days after Fund Shares are first offered to the public for the reasons described below). Applicants emphasize that they are not seeking relief from the prospectus delivery requirement for non-secondary market transactions, such as transactions in which an investor purchases Fund Shares from the issuer or an underwriter.18
          Although Fund Shares can be redeemed in Creation Unit Aggregations, the

[18]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Fund Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Fund Shares (pursuant to Section 4(4) of the Securities Act). Also, under Securities Act Rule 153, the prospectus delivery obligation owed to a member of a securities exchange in connection with a sale on the exchange is satisfied by the fact that the prospectus and the SAl are each available at the exchange upon request.

Page 44 of 96 sequentially numbered pages.

substantial dollar amount required to obtain a Creation Unit Aggregation (over $1 million dollars for the Initial Funds) represents a formidable barrier for most investors. From the perspective of the average retail investor — indeed, from the perspective of any investor who lacks the wherewithal needed to reconstitute a Creation Unit Aggregation — Fund Shares look exactly like, and are bought and sold on the secondary market in precisely the same manner as, closed-end fund shares (which are not redeemable). Closed-end fund shares are not subject to Section 24(d), and thus they are sold in the secondary market without prospectuses. To the best of Applicants’ knowledge, neither the Commission nor industry observers have ever suggested that closed-end fund shareholders are ill-served by this regulatory structure and that purchasers of closed-end fund shares should receive a prospectus or other disclosure document.
          2. Section 4(3) and Rule 174
          Applicants assert that relief from Section 24(d) is justified because the distribution and trading of Fund Shares differs substantially from that of the typical open-end fund, including those funds with which Congress was concerned in 1954 when it amended Section 24(d) to make the dealer transaction exemption unavailable.19
          Unlike the redeemable investment company securities with which Congress was concerned in 1954, Fund Shares will be listed on an Exchange. The Commission previously has determined that listing on a national securities exchange affects the prospectus delivery requirements applicable to a particular security. Rule 174(d) under the Securities Act shortens, from 90 days to 25 days after the offering date, the period during which dealers must deliver a prospectus to secondary market purchasers if the security (like the Fund Shares) is listed on an Exchange as of the offering date. According to the Commission release adopting Rule 174(d):
The existence of regulatory requirements applicable to exchange-listed and Nasdaq securities and market processes provide adequate investor protection to permit relaxation of the prospectus delivery requirements. Listing standards, filing and disclosure requirements, and market information requirements

[19]	In this regard, Fund Shares fit squarely within the ambit of the Commission’s exemptive authority under Section 6(c).

Page 45 of 96 sequentially numbered pages.

assure the availability and timely dissemination of material information.20
          Applicants contend that Fund Shares meet these criteria and likewise merit a reduction in the unnecessary compliance costs and regulatory burdens resulting from the imposition of prospectus delivery obligations in the secondary market.
          A great deal of information will be available to prospective investors about the Fund Shares and each investor interested in a Fund can obtain the Fund’s Form N-SAR, filed twice a year, and the annual and semi-annual reports sent to shareholders. In addition, because Fund Shares will be listed on an Exchange, prospective investors will have access to information about the product over and above what is normally available about an open-end fund security. Information regarding market price and volume will be continually available on a real-time basis throughout the day on brokers’ computer screens and other electronic services. The previous day’s closing price and volume information for Fund Shares will be published daily in the financial section of newspapers. In addition, Applicants expect that the product will be followed closely by both stock market and mutual fund professionals, who will offer their analyses of why investors should purchase, avoid, hold or sell Fund Shares. In short, Exchange listing of Fund Shares should help ensure not only that there is a large amount of raw data available, but also that such data is packaged, analyzed, and widely disseminated to the investing public.
          For these reasons, Applicants request an exemption from Section 24(d) that would permit dealers to trade Fund Shares in the secondary market in conformity with Section 4(3) of the Securities Act and Rule 174 thereunder. Under this arrangement, dealers would be required to provide a prospectus only during the first 25 days after Fund Shares are first offered to the public. Thereafter, prospectus delivery would not be required in the secondary market for dealers no longer acting as underwriters. Applicants believe that each Fund will realize

[20]	Prospectus Delivery for Aftermarket Transactions, Securities Act Release No. 6763 (April 4, 1988).

Page 46 of 96 sequentially numbered pages.

substantial savings from not having to print prospectuses for dealers to use in secondary market sales of Fund Shares, and not having to pay the attendant postage charges.
          3. The Product Description
          The Commission has conditioned the exemption from Section 24(d) on an undertaking that the rules of an Exchange will require that member broker-dealers deliver to purchasers a “Product Description” describing the characteristics of the product. Applicants will abide by the same undertaking. While not intended as a substitute for a prospectus, the Product Description will contain information about Fund Shares that is tailored to meet the needs of investors purchasing Fund Shares in the secondary market.
          Exchange member broker-dealers will be required to deliver a Product Description to their customers purchasing Fund Shares, even if those purchases occur away from the listing Exchange. In addition, Applicants believe that any other national securities exchange or other trading platform that applies for unlisted trading privileges in Fund Shares will have to adopt a rule requiring delivery of a Product Description.21 Accordingly, it is Applicants’ belief that the volume of purchase transactions in which an investor will not receive a Product Description will not constitute a significant portion of the market activity in Fund Shares.
          On the basis of the foregoing, Applicants believe that the protections intended to be afforded by Section 24(d) are not relevant to the circumstances under which Fund Shares will be sold on an Exchange in the secondary market. Applicants therefore respectfully request that the Commission grant an exemption from Section 24(d) to provide relief from the prospectus delivery requirements imposed thereunder to the extent necessary to allow sales of Fund Shares by dealers in the secondary market unaccompanied by any prospectus in conformity with Section 4(3) of the Securities Act and Rule 174 thereunder. This exemption would be consistent with the public interest and the protection of investors for the reasons discussed herein.

Page 47 of 96 sequentially numbered pages.

     E. Exemption from the Provisions of Section 22(e) of the Act
          Applicants seek an Order of the Commission under Section 6(c) of the act granting an exemption from Section 22(e) of the Act. Applicants Acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
Section 22(e) of the Act provides that:
“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –
(1) For any period (A) during which the New York Stock Exchange is closed other than customary week-end and holiday closings, or (B) during which trading on the New York Stock Exchange is restricted;
(2) For any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable; or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or
(3) For such other periods as the Commission may by order permit for the protection of security holders of the company.”
          Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by Foreign Funds. Applicants have been advised that delivery cycles currently practicable for transferring Fund Shares to redeeming investors, coupled with local market holiday schedules, will, in certain circumstances, require a delivery process longer than seven (7) calendar days for Foreign Funds during the calendar year.

[21]	See Rule 12f-5 under the Exchange Act, which provides that: “A national securities exchange shall not extend unlisted trading privileges to any security unless the national securities exchange has in effect a rule or rules providing for transactions in the class or type of security to which the exchange extends unlisted trading privileges.”

Page 48 of 96 sequentially numbered pages.

Accordingly, for Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit Aggregation of such Funds. Applicants request that relief be granted such that each Foreign Fund, to the extent it holds Fund Securities which require a delivery process in excess of seven calendar days, may provide payment or satisfaction of redemptions within not more than the number of calendar days known to Applicants as being the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of such Foreign Fund customarily clear and settle. Applicants are not requesting relief from the requirements of Section 22(e) with respect to Foreign Funds that will not effect creations and redemptions of Creation Unit Aggregations.
          Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fourteen (14) calendar days for each Foreign Fund requiring exemptive relief from the provisions of Section 22(e). It is possible that the proclamation of new or special holidays,22 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours23), the elimination of existing holidays or changes in local

[22]	Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the new Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[23]	A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

Page 49 of 96 sequentially numbered pages.

securities delivery practices,24 could affect the information set forth herein at some time in the future. The Prospectus, the Product Description and/or SAI with respect to each Foreign Fund will (i) identify those instances in a given year where, due to local holidays, more than seven days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds.
          Except as set forth herein or as disclosed in the Prospectus, Product Description and or SAI for any Foreign Fund, deliveries of redemption proceeds by each Foreign Fund are expected to be made within seven days.
          Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Unit Aggregations of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
          Applicants desire to incorporate the creation and redemption mechanism for Creation Unit Aggregations as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Unit Aggregations beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Unit Aggregations less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Fund Shares in the secondary market with benefits to all holders thereof. As noted above,

[24]	Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a

Page 50 of 96 sequentially numbered pages.

Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Unit Aggregations in-kind.
          If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
          Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.
          On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Unit Aggregations and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby particular market’s settlement cycles for securities transfers could be lengthened in the future.

Page 51 of 96 sequentially numbered pages.

respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).
F. Exemption from the Provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act Pursuant to Section 12(d)(1)(J)
          Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3 percent of the total outstanding voting stock of the acquired company, more than 5 percent of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10 percent of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3 percent of the acquired company’s voting stock, or if the sale will cause more than 10 percent of the acquired company’s voting stock to be owned by investment companies generally.
          Applicants request an order under Section 12(d)(1)(J) of the Act, exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Applicants request the exemption to permit management investment companies (“Investing Management Companies”) and unit investment trusts (“Investing Trusts, and collectively with Investing Management Companies, “Investing Funds”) registered under the Act that are not sponsored or advised by the Advisor or any entity controlling, controlled by, or under common control with the Advisor and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds, to acquire Fund Shares beyond the limits of Section 12(d)(1)(A). Investing Funds do not include the Funds.
          In addition, Applicants request an order that would permit the Distributor and any brokers or dealers that are registered under the Exchange Act (“Brokers”) to knowingly sell Fund Shares to an Investing Fund in excess of the limits prescribed by subparagraphs (i) and (ii)

Page 52 of 96 sequentially numbered pages.

of Section 12(d)(1)(B).
          To ensure that Investing Funds comply with the terms and conditions of the requested relief from Section 12(d)(1) of the Act, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into a written agreement with the Fund regarding the terms of such Investing Fund’s investment (“Participation Agreement”). The Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order and participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. The Participation Agreement also will include an acknowledgement from the Investing Fund that it may rely on the order requested herein only to invest in the Fund and not in any other investment company. Each Investing Management Company will be advised by an investment advisor within the meaning of Section 2(a)(20)(A) of the Act (the “Investing Fund Advisor”) and may be sub-advised by one or more investment advisor within the meaning of Section 2(a)(20)(B) of the Act (each, an “Investing Fund SubAdvisor”). Any Investing Fund Advisor or Investing Fund SubAdvisor will be registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor (“Sponsor”). Applicants are also seeking relief from Sections 17(a)(1) and 17(a)(2) to permit each Fund to sell its Fund Shares to, and redeem its Fund Shares from, an Investing Fund that owns 5 percent or more of the Fund Shares of such Fund.
          Applicants submit that the proposed conditions to the requested relief, including the requirement that Investing Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and 12(d)(1)(B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.
          The National Securities Markets Improvement Act of 1996 (“NSMIA”) added

Page 53 of 96 sequentially numbered pages.

Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J):
the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.25
          Applicants submit that the proposed conditions to the relief requested in this Application adequately address the concerns underlying the limits in Section 12(d)(1)(A) and 12(d)(1)(B) as applicable to Investing Funds, and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.26
          Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.27 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.28 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment

[25]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

[26]	Id.

[27]	House Hearings, 76th Cong., 3d Sess. at 113 (1940).

[28]	Hearings on S. 3580 before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

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just because the investment was another investment company.
[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.29
          Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).30 These abuses included: (i) the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 Report to Congress, entitled Public Policy Implications of Investment Company Growth (the “PPI Report”).31
          Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns.
          Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds enter into a Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). Condition 8 limits the ability of an Investing Fund’s Advisory Group or Investing Fund’s SubAdvisor Group to control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, the “Investing Fund’s Advisory Group” is defined as the Investing Fund Advisor, a Sponsor, any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor,

[29]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[30]	See H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

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and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by an Investing Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with an Investing Fund Advisor or Sponsor. For purposes of this Application, an “Investing Fund’s SubAdvisor Group” is defined as any Investing Fund SubAdvisor, any person controlling, controlled by or under common control with the Investing Fund SubAdvisor, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund SubAdvisor or any person controlling, controlled by or under common control with the Investing Fund SubAdvisor.
          Condition 9 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and a Fund or a Fund Affiliate. An “Investing Fund Affiliate” is defined as an Investing Fund Advisor, Investing Fund SubAdvisor, Sponsor, promoter, or principal underwriter of an Investing Fund and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is defined as an investment advisor, promoter or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.
          Conditions 9, 10, 11, 13, 14 and 15 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, employee, or Sponsor of the Investing Fund, or a person of which any such officer,

[31]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R., Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966).

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director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, employee or Sponsor is an affiliated person (except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). Also, an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
          With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under Condition 17, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of a Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
          Also, in addition to Condition 17 discussed above, Conditions 12 and 18 of the requested order are designed to prevent unnecessary duplication or layering of sales loads and other costs. Except as provided in Condition 12, the Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor, Trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, in connection with the investment by the Investing Fund in the Fund. Condition 18 prevents any sales loads or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund or funds set forth in Conduct Rule 2830 of the NASD.
          In order to address concerns about complexity, each Investing Fund will represent in the Participation Agreement that if it exceeds the 5 percent or 10 percent limitation of

Page 57 of 96 sequentially numbered pages.

Section 12(d)(1)(A)(ii) and (iii), it will disclose in its prospectus that it may invest in the Fund and disclose in “plain English” in its prospectus the unique characteristics of doing so, including but not limited to, the expense structure and any additional expenses of investing in the Fund.32
          In addition, Applicants submit that Condition 19 addresses concerns over meaninglessly complex arrangements. Under Condition 19, no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes. Applicants also note that a Fund may choose to reject a direct purchase by an Investing Fund. To the extent that an Investing Fund purchases Fund Shares in the secondary market, the Fund would still retain its ability to reject purchases of Fund Shares made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).
          Applicants submit that the proposed conditions to the requested relief, including the requirement that Investing Funds enter into a Participation Agreement, adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B), and that the requested exemption is consistent with the public interest and the protection of investors. The proposed transactions are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a progressive way as the concept of investment companies investing in other investment companies evolves over time.
     G. Sections 17(a), 17(b) and 6(c) of the Act
          Applicants are seeking relief from Section 17(a) of the Act for any transaction in Creation Unit Aggregations directly between a Fund and any Investing Fund that owns 5 percent or more of a Fund before the transaction and for any in-kind transactions that would accompany

[32]	Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of fund shares or (b) an affiliated person of a Fund, or an

Page 58 of 96 sequentially numbered pages.

such Creation Unit Aggregation transactions. Although Applicants believe that most Investing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund, an Investing Fund that owns 5 percent or more of a Fund might seek to transact in Creation Unit Aggregations directly with a Fund.
          Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5 percent or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling controlled by, or under common control with, such other person. An Investing Fund relying on the requested order could own 5 percent or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Investing Fund. In light of this possible affiliation, Section 17(a) could prevent a Fund from selling Fund Shares to and redeeming Creation Unit Aggregations from an Investing Fund.
          Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
          Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by affiliated person of such person, for the sale by the Fund of its Fund Shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

Page 59 of 96 sequentially numbered pages.

the policy and provisions of the Act. Because a Fund may engage in multiple transactions with an Investing Fund, Applicants are seeking relief from any transaction in Creation Unit Aggregations between a Fund and an Investing Fund that owns 5 percent or more of a Fund before the transaction. As mentioned above, Applicants believe that most Investing Funds will purchase Fund Shares in the secondary market and will not purchase Creation Unit Aggregations directly from a Fund.
          Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.
          Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.
          First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Creation Unit Aggregations directly from a Fund will be based on the NAV of the Fund in accordance with the policies and procedures set forth in the Fund’s Prospectus.
          Second, the proposed transactions directly between the Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Unit Aggregations by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The Participation Agreement will require any Investing Fund that purchases Creation Unit Aggregations directly from a Fund to represent that

Page 60 of 96 sequentially numbered pages.

the purchase of Creation Unit Aggregations from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The proposed transactions also will be consistent with the policies of each Fund.
          Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Fund Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
V. Express Conditions to this Application
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Each Fund’s Prospectus and Product Description will clearly disclose that, for purposes of the Act, the Fund Shares are issued by the Funds, which are registered investment companies, and the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Participation Agreement with the Fund regarding the terms of the investment.

2.	As long as a Fund operates in reliance on the requested order, its Fund Shares will be listed on an Exchange.

3.	The Funds will not be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of
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Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

4.	The websites maintained for the Funds, which are and will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. In addition, the Product Description for each Fund will state that the website for the Fund has information about the premiums and discounts at which the Fund Shares have traded.

5.	Each Fund’s Prospectus and annual report will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

6.	Before any Fund may rely on the Order, the Commission will have approved
Page 62 of 96 sequentially numbered pages.

pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Fund Shares to deliver a Product Description to purchasers of Fund Shares.
          The Applicants agree that any order of the Commission granting the requested relief from Section 12(d)(1) will be subject to the following conditions:
7.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

8.	The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s SubAdvisor Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Fund Shares, an Investing Fund’s Advisory Group or an Investing Fund’s SubAdvisor Group, each in the aggregate, becomes the holder of more than 25 percent of the Fund Shares, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to an Investing Fund’s SubAdvisor Group if the Investing Fund SubAdvisor or a person controlling, controlled by, or under common control with the Investing Fund SubAdvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act.

9.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

10.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures
Page 63 of 96 sequentially numbered pages.

reasonably designed to assure that the Investing Fund’s Advisor and any Investing Fund SubAdvisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

11.	Once an investment by an Investing Fund in Fund Shares exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board, of directors of a Fund (“Board”), including a majority of directors who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

12.	An Investing Fund Advisor or a Trustee or Sponsor of an Investing Trust will waive fees otherwise payable to it by the Investing Management Company or Investing Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by the Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor or Trustee or Sponsor to the Investing Trust or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor or Trustee or
Page 64 of 96 sequentially numbered pages.

Sponsor, or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor by the Fund, in connection with the investment by the Investing Management Company or Investing Trust in the Fund. Any Investing Fund SubAdvisor will waive fees otherwise payable to the Investing Fund SubAdvisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund SubAdvisor, or an affiliated person of the Investing Fund SubAdvisor, other than any advisory fees paid to the Investing Fund SubAdvisor or its affiliated person by a Fund, in connection with the investment by the Investing Management Company in a Fund made at the direction of the Investing Fund SubAdvisor. In the event that the Investing Fund SubAdvisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

13.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

14.	The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchase of securities by a Fund in an Affiliated Underwriting once an investment by the Investing Fund in the Fund Shares exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things : (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of
Page 65 of 96 sequentially numbered pages.

time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

15.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in Fund Shares exceeds the limits of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or material upon which the Board’s determinations were made.

16.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Investing Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisors, and the Trustee and Sponsor of an Investing Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The
Page 66 of 96 sequentially numbered pages.

Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

17.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These finding and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

18.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

19.	No Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.
VI. Names and Addresses
     The following are the names and addresses of Applicants:
A.	FaithShares, Inc. Attn: J. Garrett Stevens 3555 Northwest 58th Street Suite 600
Page 67 of 96 sequentially numbered pages.

Oklahoma City, OK 73112

FaithShares Advisors, LLC Attn: J. Garrett Stevens 3555 Northwest 58th Street Suite 600 Oklahoma City, OK 73112

SEI Investments Distribution Company Attn: General Counsel 1 Freedom Valley Drive Oaks, PA 19456
     All questions concerning this Application should be directed to the persons listed on the facing page of this Application.
Page 68 of 96 sequentially numbered pages.

VII. Authorization and Signatures
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated March 4, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Thompson S. Phillips, Jr. is authorized to sign and file this document on behalf of FaithShares, Inc. and FaithShares Advisors, LLC as advisor to FaithShares, Inc., pursuant to the general authority vested in him as President.
FaithShares, Inc.

By:
/s/ Thompson S. Phillips Thompson S. Phillips, Jr., President
Dated: March 4, 2009
FaithShares Advisors, Inc.

By:
/s/ Thompson S. Phillips Thompson S. Phillips, Jr., President
Dated: March 4, 2009
Page 69 of 96 sequentially numbered pages.

VIII. Authorization and Signatures
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated March 4, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant is authorized to sign and file this document on behalf of SEI Investments Distribution Company as Distributor for FaithShares, Inc., pursuant to the general authority vested in him as President.
SEI Investments Distribution Company

By:	/s/ Kevin P. Barr

Kevin P. Barr, President
Date: March 4, 2009
Page 70 of 96 sequentially numbered pages.

Verification of Application and Statement of Fact

State of Oklahoma	)
	)	ss.
County of Oklahoma	)
          In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated March 4, 2009 for an order, for and on behalf of FaithShares, Inc. and FaithShares Advisors, LLC, that he is President of such companies, and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thompson S. Phillips Thompson S. Phillips, Jr., President
          Subscribed and sworn to before me, a notary public, this 4th day of March, 2009.

/s/ Jane E. Henson Notary Public

My commission expires:	February 8, 2013

Commission number:	05000918

Page 71 of 96 sequentially numbered pages.

Verification of Application and Statement of Fact

State of Pennsylvania	)
	)	ss.
County of Montgomery	)
          In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application dated March 4, 2009 for an order, for and on behalf of SEI Investments Distribution Company, that he is President of such company, and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Kevin P. Barr Kevin P. Barr, President
          Subscribed and sworn to before me, a notary public, this 4th day of March, 2009.

/s/ Peter E. Jakubowski Notary Public

My commission expires:	July 23, 2011

Commission number:	1235256

Page 72 of 96 sequentially numbered pages.

IX. APPENDIX A — Detailed Discussion of the Initial Funds’ Underlying Indexes
A. The Initial Funds and Their Underlying Indexes

Name of the Initial Fund	Name of the Underlying Index

1. FaithShares Catholic Values Fund	FaithShares Catholic Values Index, a custom index by FTSE/KLD

2. FaithShares Methodist Values Fund	FaithShares Methodist Values Index, a custom index by FTSE/KLD

3. FaithShares Baptist Values Fund	FaithShares Baptist Values Index, a custom index by FTSE/KLD

4. FaithShares Lutheran Values Fund	FaithShares Lutheran Values Index, a custom index by FTSE/KLD

5. FaithShares Christian Values Fund	FaithShares Christian Values Index, a custom index by FTSE/KLD
B. Index Design, Construction and Maintenance
          1. Index Design
          The FaithShares Custom Index series (the “Series”) was developed by FTSE/KLD Research and Analytics, Inc. (“FTSE/KLD” or the “Index Administrator”) and licensed to FaithShares, Inc. for use in exchange-traded funds and related ETF options products. The Series includes five equal-weighted indexes (each an “Index” or “Underlying Index” and collectively the “Indexes” or “Underlying Indexes”) designed to represent the large-cap U.S. equity market available to various religious investors.
a. Eligible Universe
          The eligible universe for the Series is the KLD Large Cap Social Index (“LCSI”). The LCSI is a diversified and comprehensive representation of the U.S. large cap equity market available to investors seeking to integrate environmental, social and governance (“ESG”) criteria into their investment strategies. The LCSI holds companies with the highest ESG rankings in each sector of the large cap U.S. equity market. The LCSI draws from the 400 largest U.S. equities as determined by float-adjusted market capitalization on the relevant determination date33 of each year.
          KLD defines “U.S. equity” as follows:
•	U.S. headquarters

•	Primary market listing is the NYSE or NASDAQ[34]

[33]	Or closest business day.

[34]	Companies listed on the NASDAQ OTC Bulletin Board, NYSE Arca Exchange or NASDAQ Pink Sheets are not eligible.
Page 73 of 96 sequentially numbered pages.

•	Companies with non-U.S. incorporation for tax or regulatory purposes are evaluated on a case-by-case basis. Companies with U.S headquarters and incorporation in the following countries generally are eligible:
o	Cayman Islands

o	Bahamas

o	Bermuda

o	Panama

o	Puerto Rico
          The following types of equities are not eligible for the LCSI:
•	Preferred stocks

•	Limited or other types of partnerships

•	Royalty trusts[35]

•	Closed-end funds
b. Industry Representation
          The objective of each Index in the Series is to include the largest companies in each of the following industries as determined by float-adjusted market capitalization so as to match the industry diversification of the 400 largest U.S. equities at the time of the annual LCSI reconstitution:

•	Oil & Gas

•	Consumer Goods

•	Telecommunications

•	Technology

•	Basic Materials

•	Health Care

•	Utilities

•	Industrials

•	Consumer Services

•	Financials
Due to various factors, including large company market capitalization and poor overall industry ESG performance, the Series may not precisely match the market capitalization target for a particular industry. Also, due to the exclusionary screens placed on each Index within the Series, which are described below, there may be a point in time where an Index does precisely meet the industry diversification as it relates to the benchmarks ultimately determined for each Index.
c. Specific Faith Performance Standards
          Based on the LCSI, each Index in the Series has an additional layer of screens covering the specific religious investing guidelines of the five faiths of the Underlying Indexes. The specific religious investing guidelines of each Index are discussed below.
          FaithShares Catholic Values Index (CV). KLD selects companies for the CV that operate in accordance with the United States Conference of Catholic Bishops’ Socially Responsible Investment Guidelines.36 KLD evaluates each company’s Catholic values performance covering the following areas: respecting human life, promoting human dignity, reducing arms production, pursuing economic justice, protecting the environment, and encouraging corporate responsibility. The CV has zero tolerance for tobacco involvement. Companies with involvement in nuclear power production generally are disqualified; however,

[35]	Real Estate Investment Trusts are eligible.

[36]	Guidelines can be found at http://www.usccb.org/finance/srig.shtml
Page 74 of 96 sequentially numbered pages.

those with notable involvement in the area of alternative energy may be considered. Companies involved in the manufacture or sale of alcohol or those involved in the gambling industry are evaluated on a case-by-cases basis. Ownership of or by a company involved in any of the aforementioned disqualifying activities does not automatically disqualify a company. Decisions will be made on a case-by-case basis. KLD recognizes that many companies with strong overall ESG and Catholic values performance may also have some ESG performance or Catholic values weaknesses and gives careful consideration to how companies address the risks and opportunities they face in the context of their sector or industry.
          FaithShares Baptist Values Index (BV). KLD selects companies for the BV that are in accordance with the guidelines for social screening recommended by the General Board of American Baptist Churches USA. The BV has a zero-tolerance policy for companies involved in the following activities: gambling, defense, tobacco, alcohol, pornography, and abortion.
          FaithShares Methodist Values Index (MV). KLD selects companies for the MV that are in accordance with The Social Principles of the United Methodist Church. KLD evaluates each company’s Methodist values performance covering the following areas: the Natural World, the Nurturing Community, the Social Community, the Economic Community, the Political Community and the World Community.
▪	The Natural World. KLD seeks to include companies that have programs and policies to protect the common environment, including the creation of environmentally beneficial technologies, programs to reduce greenhouse gas emissions and the development of alternative, renewable or clean energy resources.

▪	The Nurturing Community. The MV has a zero tolerance rule for companies whose activities include direct participation in or support of abortion. Companies that manufacture contraceptive products are disqualified from the Index.

▪	The Social Community. The MV has zero tolerance for tobacco involvement. Companies with involvement in nuclear power production generally are disqualified; however, those with notable involvement in the area of alternative energy may be considered. Companies involved in the manufacture or sale of alcohol are evaluated on a case-by-cases basis. KLD seeks to include companies that provide access to health care and pharmaceuticals or have corporate policies on equal pay and promotion opportunities for women and minorities. Companies with a pattern of racial or gender discrimination, and have not taken steps to address the concern, are not eligible for the Index.

Companies that produce or derive significant revenues from the sale or distribution of pornography are disqualified. Companies that use embryonic stem cell or fetal tissue for research or in a product are disqualified from the MV. Due to the dynamic nature of this field of research, new products or services will be evaluated on a case-by-case basis. Companies involved in the production of enabling technology as an ancillary business are not disqualified from the Index.

▪	The Economic Community. KLD seeks to include companies that have corporate social responsibility guidelines and that report on social and environmental performance, corporate citizenship or sustainability as well as financial performance. Companies involved in the gambling industry are evaluated on a case-by-cases basis.
Page 75 of 96 sequentially numbered pages.

KLD seeks to include companies that avoid the use of sweatshops in the manufacture of goods, provide generous wage and benefit policies and have adequate worker safety guidelines. KLD seeks to include companies that provide affordable housing or lending for such housing. Companies involved in labor rights or predatory lending controversies, and that have not taken steps to address the concern are disqualified.
▪	The Political Community. KLD evaluates companies on their performance in the area of human rights and basic freedoms.

▪	The World Community. Companies that derive greater than 5% of revenues from the production of military weapons or firearms are disqualified. The MV has zero tolerance for the manufacture of anti-personnel landmines.
     FaithShares Lutheran Values Index (LV). KLD selects companies for the LV that are in accordance with the guidelines for social investing and shareholder advocacy recommended by the Evangelical Lutheran Church in America Board of Pensions. The LV avoids investing in companies with involvement in the following activities:
▪	Harmful Products & Services. Companies that produce and distribute harmful products and services, including tobacco, distilled alcohol, pornography or gambling are considered to be in conflict with the Church’s social criteria.

▪	Military. Companies that research or develop nuclear, biological or chemical weapons, or manage U.S. government-owned facilities for such weapons should be excluded.

▪	Environmental Impact. Those companies with significant toxic waste releases; hazardous waste sites, or environmental penalties or liabilities, or major producers of toxic chemicals should be excluded.

▪	Corporate Governance. The guidelines of the Church are established to ensure that conditions apply whereby corporate leaders (management and directors) act in the best interests of shareholders and, in some cases, other stakeholders. Furthermore, strong corporate governance practices ensure that the means exist to hold corporate leaders accountable to shareholders.
     FaithShares Christian Values Index (CHV). The CHV uses “Best Practices” of faith-based investing drawing from the guidelines of various Christian denominations. Social screening criteria applied to the CHV exclude companies that have products or services involved in the following activities:
▪	Gambling

▪	Military Weapons

▪	Anti-Personnel Landmines

▪	Tobacco

▪	Alcohol

▪	Pornography

▪	Abortion

▪	Contraceptives

▪	Stem Cells
Page 76 of 96 sequentially numbered pages.

2. Index Construction
Each Index is constructed as follows:
1.	Evaluation. KLD evaluates the ESG performance of the 400 largest U.S. equities (as determined by float-adjusted market capitalization). The analysis is based on an ESG ratings framework applied by KLD.

2.	Ranking. KLD ranks companies in each industry by industry peer group according to ESG performance. Key ESG performance indicators for each industry are given more weight.

3.	Selection. KLD’s objective is to select the highest-ranked companies targeting 65% of the market capitalization of each industry of the eligible universe. This process provides the constituents for the KLD LCSI.

4.	Religious Criteria. KLD integrates the screens outlined in the Specific Faith Performance Standards into the LCSI universe creating the final five Index universes.

5.	Construction. KLD selects the companies with the highest ESG scores by industry in the LCSI targeting approximately 100 companies that match in market capitalization the industry diversification of the 400 largest U.S. equities.
Weighting
          The component stocks of each Index are equally weighted. At the annual reconstitution, the Series allocates ___% to each of the ___ securities in each of the five Indexes.
Reconstitution
          The LCSI reconstitutes every year. Companies can only be added to the Indexes at reconstitution with few exceptions. Companies may be removed at any time during the year due to limited corporate actions and at the quarterly rebalance for certain discretionary removals. The majority of changes occur at reconstitution when KLD re-ranks companies in each industry to reflect changes to the market and to companies’ ESG ratings. The Series reconstitutes annually to coincide with the reconstitution of the LCSI.
Liquidity
          KLD follows the procedures employed by FTSE Group.
          3. Index Maintenance
          KLD continually monitors the Series for changes to Index composition necessitated by corporate actions, changes in ESG and Specific Faith Performance Standards and deteriorating financial quality. The KLD Index Committee makes the final decisions about companies added to or removed from the Series.
Additions
Page 77 of 96 sequentially numbered pages.

          Companies are added to the Series at the time of the annual reconstitution.
Removals
          KLD seeks to keep the turnover of Index constituents to a minimum. The KLD Index Committee may remove companies from an Index at any time due to corporate actions, concerns about financial quality or deteriorating ESG or Specific Faith Performance Standards.
•	Corporate Actions.
o	Mergers or acquisitions are evaluated on a case-by-case basis. A company involved in such corporate actions may be removed from an Index at any time.
•	If a constituent company acquires another constituent, the resulting company will remain on the Index, and the acquired company will be replaced.

•	If a constituent company acquires a non-constituent, or if a non-constituent company acquires a constituent, the KLD Index Committee will evaluate the eligibility of the resulting company.
o     Delisting from the NYSE or NASDAQ. Companies delisted from a major stock exchange will be removed from the Index.
o     Bankruptcy. Any company that files for bankruptcy will be removed from the Index.
•	Deteriorating Financial Quality. Companies with ongoing concerns about financial solvency may be removed from an Index at any time.

•	Failure of Faith-Based Screens. When a company is identified as failing one of an Index’s eligibility screens, KLD will communicate directly with the company to ensure the information it has is accurate. If KLD removes a company for reasons related to values standards, it will wait at least two years before reconsidering the company for addition to an Index.
C. Index Calculation
1.	Base Date & Base Value
The base date for the Indexes of the Series is ___. The base value is 100.
2.	Data Dissemination
          KLD will publish total return data within the first five business days of each month. Information about Index holdings and other selected Index data will be available on KLD’s website.
Page 78 of 96 sequentially numbered pages.

3.	Calculation
          The Series of Indexes are calculated by the FTSE Group.
4.	Announcement of Changes
          Series licensees are notified in advance about changes to Index holdings. KLD includes Index changes on KLD’s website to notify the general public of all changes during the prior month. KLD notifies companies when they are added to the Series. KLD notifies companies when they are removed for ESG and Specific Faith Performance Standard (non-financial) reasons.
5.	Benchmark
          The Series is benchmarked against the [FTSE Benchmark TBD]. Index and benchmark performance is updated monthly and reported on KLD’s web site.
Page 79 of 96 sequentially numbered pages.

X. APPENDIX B — Description of the Index Provider
          Founded in 1988, KLD Research and Analytics, Inc. is an independent investment research firm providing institutional investors with authoritative social and sustainability investment research and compliance services, consulting services, and benchmark and strategy indexes. The Domini 400 Social Index, launched by KLD in 1990, was the first benchmark index for equity portfolios subject to multiple social screens.
          More than 400 clients worldwide use KLD products and services to integrate environmental, social and governance (ESG) criteria into their investment decisions. KLD’s clients are institutional and retail money managers, investment consultants, compliance officers, institutional investors, professionals, academics and investor relations officers.
          KLD Indexes is a unit of KLD Research & Analytics, Inc., the leading provider of ESG research for institutional investors. KLD Indexes develops and licenses benchmark, strategy and custom indexes, which investment managers use to integrate ESG criteria into their investment decisions. KLD’s Indexes are designed to be transparent, representative and investable. KLD Indexes are constructed with the integrity and quality that investors have relied on from KLD since 1988.
Page 80 of 96 sequentially numbered pages.

XI. APPENDIX C-Resolutions authorizing Thompson S. Phillips, Jr. to sign and file this application on behalf of FaithShares, Inc.
CERTIFICATE OF RESOLUTION
(FaithShares, Inc.)
I, Thompson S. Phillips, Jr., President of FaithShares, Inc., certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of FaithShares, Inc. on February 27, 2009, and that the same are in full force and effect as of the date of this certification:
RESOLVED, that Thompson S. Phillips, Jr., J. Garrett Stevens and any other appropriate officers of FaithShares, Inc. (the “Corporation”) be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Corporation, an Application for an Order of Exemption under (i) Sections 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, substantially in the form presented to the Board of Directors, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further
RESOLVED, that Thompson S. Phillips, Jr., J. Garrett Stevens and any other appropriate officers of the Corporation be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Corporation such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further
RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Corporation is authorized to act in accordance with the provisions of the Order of Exemption.
Certified this 4th day of March, 2009.

/s/ Thompson S. Phillips, Jr. Thompson S. Phillips, Jr., President

Page 81 of 96 sequentially numbered pages.

XII. APPENDIX D-Resolutions authorizing Thompson S. Phillips, Jr. to sign and file this application on behalf of FaithShares Advisors, LLC
CERTIFICATE OF RESOLUTION
(FaithShares Advisors, LLC)
I, Thompson S. Phillips, Jr., President of FaithShares Advisors, LLC certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of FaithShares Advisors, LLC on March 4, 2009, and that the same are in full force and effect as of the date of this certification:
RESOLVED, that Thompson S. Phillips, Jr., J. Garrett Stevens and any other appropriate officers of FaithShares Advisors, LLC (the “Company”) be, and each hereby is, authorized to prepare, execute and submit to the Securities and Exchange Commission, on behalf of the Company, an Application for an Order of Exemption under (i) Sections 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, substantially in the form presented to the Board of Directors, with such changes as may be recommended by management and outside counsel and any amendments or supplements thereto, if the same shall be necessary and appropriate; and further
RESOLVED, that Thompson S. Phillips, Jr., J. Garrett Stevens and any other appropriate officers of the Company be, and each hereby is, authorized and directed to take such additional actions, and to execute and deliver on behalf of the Company such other documents or instruments as they deem necessary or appropriate in furtherance of the above resolution, his or her authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document; and further
RESOLVED, that upon issuance of an Order of Exemption by the Securities and Exchange Commission in accordance with the terms and conditions of the above-described Application, the Company is authorized to act in accordance with the provisions of the Order of Exemption.
Certified this 4th day of March, 2009.

/s/ Thompson S. Phillips, Jr. Thompson S. Phillips, Jr., President

Page 82 of 96 sequentially numbered pages.

XIII. APPENDIX E-Resolutions authorizing Kevin P. Barr to sign and file this application on behalf of SEI Investments Distribution Company
CERTIFICATE OF RESOLUTION
(SEI Investments Distribution Company)
I, Kevin P. Barr, President of SEI Investments Distribution Company (the “Company”), certify that the following is a true and correct copy of resolutions adopted by the Board of Directors of the Company on March 4, 2009, and that the same are in full force and effect as of the date of this certification:
RESOLVED, that the President and Chief Financial Officer be, and each hereby is, authorized to conduct the following activities on behalf of the Company and to delegate the same authority to other appropriate Company officers of his or her choosing: (i) open, close and transact in bank accounts and brokerage accounts in the name of SEI Investments Distribution Co., and (ii) sign checks, drafts, notes or other orders for the payment of money drawn or payable against Company bank accounts; and
FURTHER RESOLVED, that the President and Chief Financial Officer and their designees be, and each hereby is, selected and authorized to participate in the preparation of any financial statement to be filed on behalf of the Company with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and any other regulatory authority; and
FURTHER RESOLVED, that the President and Chief Financial Officer and their designees be, and each hereby is, authorized to execute on behalf of the Company and cause to be filed with the Securities and Exchange Commission, the Financial Industry Regulatory’ Authority and any other regulatory authority, all applications for exemptive orders and all required annual, semi-annual, monthly or other reports; and
FURTHER RESOLVED, that the individuals holding the following positions, be, and each hereby is, authorized to sign any and all correspondence, agreements or other documents that represent corporate acts on behalf of the Company, and which expose the Company to any obligation, liability or responsibility, other than any correspondence, agreement or document covered by the more specific authorizations immediately preceding this General Authorization: President
Chief Financial Officer
Chief Operations Officer
Senior Vice President
Vice President
Secretary
Assistant Secretary
Certified this 4th day of March, 2009.

/s/ Kevin P. Barr
Kevin P. Barr, President

Page 83 of 96 sequentially numbered pages.

XIV. APPENDIX F — Notice of Application
SECURITIES AND EXCHANGE COMMISSION
(Rel. No. IC-                    /                     , 2009; 812-
     Agency: Securities and Exchange Commission (“Commission”).
     Action: Notice of an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
     Applicants: FaithShares, Inc., (the “Company”), FaithShares Advisors, LLC (the “Advisor”) and SEI Investments Distribution Company (the “Distributor”).
     Summary of Application: Applicants request an order to permit: (i) shares of the five exchange-traded funds being offered by the Company (the “Initial Funds”) and any future series of the Company or any other future registered open-end investment company and its series that operate pursuant to the terms and conditions stated in this application (“Future Fund,” together with the Initial Funds, each a “Fund” and collectively the “Funds”), to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”) at negotiated market prices rather than at net asset value (“NAV”); (ii) the exchange-traded shares of each Fund (with respect to each Fund, its “Fund Shares”) to be redeemable in large aggregations only; (iii) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of Fund Shares; (iv) any Foreign Fund (defined below) to provide payment or satisfaction of redemption requests in periods exceeding seven (7) days in certain circumstances; (v) sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus; (vi) open-end management investment companies and unit investment trusts to acquire Fund Shares beyond the limits of Section 12(d)(1)(A) of the Act; and (vii) the Funds and/or a broker-dealer registered under the Securities Exchange Act of 1934, as mended (the “Exchange Act”) to sell Fund Shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
     Filing Date: The application was filed on March 4, 2009.
     Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on                     , 2009, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission’s Secretary.
     Addresses: Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549. The Fund, 3555 Northwest 58th Street, Suite 600, Oklahoma City, Oklahoma 73112; the Advisor, 3555 Northwest 58th Street, Suite 600, Oklahoma City, Oklahoma 73112; and the Distributor, 1 Freedom Valley Drive, Oaks, Pennsylvania 19456.
     For Further Information Contact:                     at (___)                      (Division of Investment Management).

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     Supplementary Information: The following is a summary of the application. The complete application is available for a fee from either the Commission‘s Public Reference Branch, or the Commission’s commercial copier (800) 231-3282 (in Maryland (301) 258-4300)).
     Applicants’ Representations:
     (1) The Company is a registered open-end management investment company organized as a Maryland corporation. The Initial Funds and any Future Fund will seek investment results that correspond (before fees and expenses) generally to the price and yield performance of a particular benchmark securities index (“Underlying Index,” and collectively, “Underlying Indexes”). The Initial Funds’ Underlying Indexes are comprised of domestic equity securities. A Future Fund’s Underlying Index may be based on domestic equity securities or foreign equity securities (a “Foreign Fund”).
     (2) The Company has filed a registration statement on Form N-lA with the Commission in respect of the Fund Shares of the Initial Funds it expects to offer.
     (3) Each Fund will issue, on a continuous offering basis, Fund Shares in groups of 50,000 Fund Shares (each a “Creation Unit Aggregation”). Fund Shares will be listed and traded individually on an Exchange. It is expected that one or more member firms of a listing Exchange will be designated to act as a market maker and maintain a market on the Exchange for Fund Shares trading on the Exchange (a "Market Maker”). Fund Shares will not be individually redeemable; only Fund Shares combined into Creation Unit Aggregations will be redeemable. Creation Unit Aggregations will not be listed or traded.
     (4) Applicants propose that the Funds must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Unit Aggregations for redemption, if the intended objectives of the Funds are to be realized. In effect, the open-end structure of the Funds will permit efficiencies in pricing, be otherwise most responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds.
     (5) Applicants also propose that purchases and redemptions of Creation Unit Aggregations shall be made generally by means of an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, thus minimizing the need to liquidate securities held by the Funds (“Portfolio Securities”) to meet redemptions and to acquire Portfolio Securities in connection with purchases of Creation Unit Aggregations and permitting closer tracking of each Fund to its benchmark domestic securities index (“Underlying Index”). “In-kind” purchases and redemptions will be made only in Creation Unit Aggregations.
     (6) Applicants further propose that the open-end management investment company structure will offer appropriate correlation to a Fund’s Underlying Index through the use of enhancements provided by management (e.g., portfolio lending, use of futures and options and representative sampling techniques, as described further in the Application) and the pricing discipline resulting from arbitrage relationships associated with continuous offering and redeemability features.

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     (7) Applicants are seeking an order from the Commission to the extent necessary to permit: (i) Fund Shares of the Initial Funds and any Future Fund to trade on at Exchange at negotiated market prices rather than at NAV; (ii) Fund Shares of each Fund to be redeemable in large aggregations only; (iii) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds, in connection with the “in-kind” purchase and redemption of Fund Shares; (iv) any Foreign Fund (defined below) to provide payment or satisfaction of redemption requests in periods exceeding seven (7) days in certain circumstances; (v) sales of Fund Shares by dealers in the secondary market unaccompanied by a prospectus; (vi) open-end management investment companies and unit investment trusts to acquire Fund shares beyond the limits of Section 12(d)(1)(A) of the Act; and (vii) the Funds and/or a broker-dealer registered under the Exchange Act to sell Fund shares to management investment companies and unit investment trusts beyond the limits of Section 12(d)(1)(B) of the Act.
     Applicants’ Legal Analysis:
     (1) Applicants request an order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act; and under Sections 6(c) and 17(b) of the Act granting an exemption from Sections 17(a)(1) and (a)(2) of the Act; and under Section 12(d)(1)(J) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.
     (2) Section 6(c) of the Act provides that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the Act or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from Section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of Section 12(d)(1) if the exemption is consistent with the public interest and protection of investors.
     Sections 2(a)(32) and 5(a)(1) of the Act
     (1) Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”
     (2) Applicants believe that the Fund Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Fund Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets; the unusual aspect of such Fund Shares is that its terms provide for such a right to redemption only when such individual Fund Shares are aggregated with a specified number of such other individual

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Fund Shares that together constitute a redeemable Creation Unit Aggregation. Because the redeemable Creation Unit Aggregations of a Fund can be unbundled into individual Fund Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Fund Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit the Fund to issue individual Fund Shares that are redeemable only in Creation Unit Aggregations as described herein.
     (3) Applicants also believe that the existence of Fund Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund. Applicants further believe that exempting the Funds to permit them to issue redeemable Creation Unit Aggregations of individual Fund Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     Section 22(d) of the Act and Rule 22c-1 under the Act
     (1) Section 22(d) provides that “no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through any underwriter no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at a current public offering price described in the prospectus.”
     (2) Rule 22c-l provides that “no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”
     (3) Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-l with respect to pricing are equally satisfied by the proposed method of pricing of Fund Shares even though the purchase and sale of Fund Shares will not be accomplished at an offering price described in a Fund’s prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on a Fund’s NAV next computed after receipt of an order, as required by Rule 22c-1.
     (4) Rule 22c-l appears to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.
     (5) Applicants believe that preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers would not seem to be relevant issues for secondary trading by dealers in Fund Shares. Applicants also believe that the proposed distribution system will be orderly through the presence of a Market Maker that will help to

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provide an orderly market and that secondary market transactions in Fund Shares should generally occur at prices roughly equivalent to their NAV.
     (6) Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Unit Aggregations and pricing and trading Fund Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     Section 22(e) of the Act
     (1) Section 22(e) generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. The principal reason for the requested exemption is that settlement of redemptions for the Foreign Funds is contingent not only the settlement cycle of the Untied States market, but also on the delivery cycles in local markets for underlying foreign securities held by the Foreign Funds. Applicants state that local market delivery cycles for transferring certain foreign securities to investors redeeming Creation Unit Aggregations, together with local market holiday schedules, will under certain circumstances require a delivery process in excess of seven calendar days for the Foreign Funds. Applicants request relief under Section 6(c) of the Act from Section 22(e) to allow the Foreign Funds to pay redemption proceeds up to 14 calendar days after the tender of a Creation Unit Aggregation for redemption. At all other times and except as disclosed in the relevant Prospectus and/or SAI, Applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.
     (2) Applicants seek the same relief from Section 22(e) only to the extent that circumstances similar to those described in the application exist.
     (3) Applicants state that Section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert that the requested relief will not lead to the problems that Section 22(e) was designed to prevent. Applicants state that the SAI will disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days, and the maximum number of days needed to deliver the proceeds for the relevant Foreign Fund.
     Sections 17(a)(1) and 17(a)(2) of the Act
     (1) Section 17(a)(l) of the Act makes it unlawful “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof.”
     (2) Section 17(a)(2) of the Act makes it unlawful “... for any affiliated person or promoter of or principal underwriter for a registered investment company ..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).”

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     (3) Applicants request an exemption from Section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons that hold 5 percent or more, or in excess of 25 percent, of the outstanding Fund Shares (or affiliated persons of such persons so long as they are not otherwise affiliated with the Fund) to effectuate purchases and redemptions “in-kind.” Applicants believe that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Fund Shares in Creation Unit Aggregations where both the deposit procedures for “in-kind” purchases of Creation Unit Aggregations and the redemption procedures for “in-kind” redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. Applicants note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving its objective and will not result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Fund’s objective and with the general purposes of the Act.
     (4) Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
     Section 24(d) of the Act
     (1) Section 24(d) makes unavailable to transactions involving redeemable securities the dealer transaction exemption from the prospectus delivery requirement of the Securities Act of 1933, as amended (the “Securities Act”). Thus, absent an exemption from Section 24(d), dealers effecting trades in Fund Shares on the secondary market would be required to deliver a statutory prospectus to every purchaser. Although Section 4(3) of the Securities Act exempts certain dealer transactions from the prospectus delivery requirements of Section 5, Section 24(d) of the Act disallows that exemption for transactions in redeemable securities issued by a unit investment trust or open-end investment company if any other security is currently being offered or sold by the issuer.
     (2) Section 5(b)(2) of the Securities Act requires that a statutory prospectus accompany or precede every sale of a security.
     (3) Applicants believe that although Fund Shares can be redeemed in Creation Unit Aggregations, the substantial dollar amount required to obtain a Creation Unit Aggregation represents a formidable barrier for most investors. From the perspective of the average retail investor Fund Shares look exactly like, and are bought and sold on the secondary market in precisely the same manner as, closed-end fund shares (which are not redeemable). To the best of Applicants’ knowledge, neither the Commission nor industry observers have ever suggested that closed-end fund shareholders are ill-served by this regulatory structure and that purchasers of closed-end fund shares should receive a prospectus or other disclosure document.
     (4) Applicants believe that the protections intended to be afforded by Section 24(d) are not relevant to the circumstances under which Fund Shares will be sold on an Exchange in the secondary market and that an exemption from the prospectus delivery requirements (except during the first 25 days after Fund Shares are first offered to the public) would be consistent with the public interest and the protection of investors.

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     Section 12(d)(1)
     (1) Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3 percent of the total outstanding voting stock of the acquired company, more than 5 percent of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10 percent of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3 percent of the acquired company’s voting stock, or if the sale will cause more than 10 percent of the acquired company’s voting stock to be owned by investment companies generally.
     (2) Applicants request an exemption to permit management investment companies (“Investing Management Companies”) and unit investment trusts (“Investing Trusts”, collectively with Investing Management Companies, “Investing Funds”) registered under the Act that are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds, to acquire Fund Shares beyond the limits of Sections 12(d)(1)(A) and (B). Investing Funds exclude registered investment companies that are, or in the future may be, part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act as the Funds. In addition, Applicants request an order that would permit the Distributor and any brokers or dealers that are registered under the Exchange Act (“Brokers”) to knowingly sell Fund Shares to an Investing Fund in excess of the limits of Section 12(b)(1)(B). Applicants request that the relief sought apply to: (a) the Funds; (b) each Investing Fund that enters into a participation agreement with a Fund (the “Participation Agreement”); and (c) any Broker.1
     (3) Each Investing Management Company will be advised by an investment advisor within the meaning of Section 2(a)(20)(A) of the Act (the “Investing Fund Advisor”) and may be sub-advised by one or more investment advisors within the meaning of Section 2(a)(20)(B) of the Act (each an “Investing Fund SubAdvisor”). Any Investing Fund Advisor or Investing Fund SubAdvisor will be registered under the Advisers Act. Each Investing Trust will be sponsored by a sponsor (“Sponsor”).
     (4) Applicants submit that the proposed conditions to the relief requested adequately address the concerns underlying the limits in Sections 12(d)(1)(A) and (B) of the Act, which include concerns about large scale redemptions of the acquired fund’s shares, excessive layering of fees, and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.
     (5) Applicants believe that neither the Investing Funds nor Investing Fund Affiliates would be able to exert undue influence over the Fund.2 To limit the control that an

[1]	All parties that currently intend to rely on the requested relief from Section 12(d)(1) are named as Applicants. Other parties that may rely on the order in the future will comply with the terms and conditions of the application. An Investing Fund may rely on the requested order only to invest in the Funds and not in any other registered investment company.

[2]	An “Investing Fund Affiliate” is an Investing Fund Advisor, Investing Fund SubAdvisor, Sponsor, promoter, or principal underwriter of an Investing Fund, and any person controlling, controlled by, or under common control with any of those entities. A “Fund Affiliate” is an investment advisor, promoter, or principal underwriter of a Fund, and any person controlling, controlled by, or under common control with any of those entities.

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Investing Fund may have over a Fund, Applicants propose a condition prohibiting the Investing Fund Advisor or Sponsor, any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with the Investing Fund Advisor or Sponsor (“Investing Fund’s Advisory Group”) from controlling (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund SubAdvisor, any person controlling, controlled by or under common control with the Investing Fund SubAdvisor, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund SubAdvisor or any person controlling, controlled by or under common control with the Investing Fund SubAdvisor (“SubAdvisor Group”). Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Investing Funds or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to the Fund) will cause a Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (“Affiliated Underwriting”). An “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, Sponsor, or employee of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Advisor, Investing Fund SubAdvisor, Sponsor or employee is an affiliated person. An Underwriting Affiliate does not include a person whose relationship to a Fund is covered by Section 10(f) of the Act.
     (6) Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” (within the meaning of Section 2(a)(19) of the Act), will find that the advisory fees charged under the advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. Except as provided in Condition 12, an Investing Fund Advisor, trustee of an Investing Trust (“Trustee”) or Sponsor of an Investing Trust will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by the Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor or Trustee or Sponsor to the Investing Trust or an affiliated person of the Investing Fund Advisor, Trustee or Sponsor from the Fund in connection with the investment by the Investing Fund in the Fund. Applicants state that any sales loads or service fees charged with respect to shares of the Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the National Association of Securities Dealers, Inc. (“NASD”).
     (7) Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that the Fund will not acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes. To ensure that Investing Funds comply with the terms and conditions of the requested relief from Section 12(d)(1) of the Act, a Participation Agreement will be entered into between the Fund and the Investing Fund. The

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Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Fund and not in any other registered investment company. Applicants represent that each Investing Fund will represent in the Participation Agreement that if it exceeds the 5 percent or 10 percent limitation in Section 12(d)(1)(A)(ii) and (iii) of the Act, it will disclose in its prospectus that it may invest in the Fund, and disclose in “plain English” in its prospectus the unique characteristics of doing so, including but not limited to, the expense structure and any additional expenses of investing in the Fund. Each Investing Fund will also be required to represent in the Participation Agreement that it will comply with the disclosure requirements set forth in Investment Company Act Release No. 27399 (June 20, 2006).
     (8) Applicants also note that a Fund may choose to reject a direct purchase by an Investing Fund. To the extent that an Investing Fund purchases Fund Shares in the secondary market, the Fund would still retain its ability to reject purchases of Fund Shares made in reliance on this order by declining to enter into the Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A).
     Applicants’ Conditions:
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Each Fund’s Prospectus and Product Description will clearly disclose that, for purposes of the Act, the Fund Shares are issued by the Funds, which are registered investment companies, and the acquisition of Fund Shares by investment companies is subject to the restrictions of Section 12(d)(l) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with the Fund regarding the terms of the investment.

2.	As long as a Fund operates in reliance on the requested order, its Fund Shares will be listed on the Exchange.

3.	The Funds will not advertise or market as an open-end fund or a mutual fund. Each Fund’s Prospectus will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only. Any advertising material that describes the purchase or sale of Creation Unit Aggregations or refers to redeemability will prominently disclose that Fund Shares are not individually redeemable and that owners of Fund Shares may acquire those Fund Shares from the Fund and tender those Fund Shares for redemption to the Fund in Creation Unit Aggregations only.

4.	The websites maintained for the Funds, which are and will be publicly accessible at no charge, will contain the following information, on a per Fund Share basis: (a) the prior Business Day’s NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of

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calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. In addition, the Product Description for each Fund will state that the website for the Fund has information about the premiums and discounts at which the Fund Shares have traded.

5.	Each Fund’s Prospectus and annual report will also include: (a) the information listed in condition 4(b), (i) in the case of the Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Fund Share basis for one, five and ten year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

6.	Before any Fund may rely on the Order, the Commission will have approved pursuant to rule 19b-4 under the Exchange Act, an Exchange rule requiring Exchange members and member organizations effecting transactions in Fund Shares to deliver a Product Description to purchasers of Fund Shares.
               The Applicants agree that any order of the Commission granting the requested relief from Section 12(d)(1) will be subject to the following conditions:
7.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

8.	The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s SubAdvisor Group will not control (individually or in the aggregate) any Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Fund Shares, an Investing Fund’s Advisory Group or an Investing Fund’s SubAdvisor Group, each in the aggregate, becomes the holder of more than 25 percent of the outstanding the Fund Shares, it will vote its Fund Shares in the same proportion as the vote of all other holders of the Fund Shares. This condition does not apply to an Investing Fund’s SubAdvisor Group if the Investing Fund SubAdvisor or a person controlling, controlled by, or under common control with the Investing Fund SubAdvisor acts as the investment advisor within the meaning of Section 2(a)(20)(A) of the Act.

9.	No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the Fund or Fund Affiliate.

10.	The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Fund’s Advisor and

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any Investing Fund SubAdvisor are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

11.	Once an investment by an Investing Fund in Fund Shares exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the board of directors of a Fund (“Board”) including a majority of directors who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested Board members”), will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment advisor(s), or any person controlling, controlled by or under common control with such investment advisor(s).

12.	An Investing Fund Advisor or a Trustee or Sponsor of an Investing Trust will waive fees otherwise payable to it by the Investing Management Company or Investing Trust in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by the Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Advisor or Trustee or Sponsor to the Investing Trust or an affiliated person of the Investing Fund Advisor, trustee or Sponsor, other than any advisory fees paid to the Investing Fund Advisor or trustee or Sponsor, or an affiliated person of the Investing Fund Advisor, trustee or Sponsor by the Fund, in connection with the investment by the Investing Management Company or Investing Trust in the Fund. Any Investing Fund SubAdvisor will waive fees otherwise payable to the Investing Fund SubAdvisor, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund SubAdvisor, or an affiliated person of the Investing Fund SubAdvisor, other than any advisory fees paid to the Investing Fund SubAdvisor or its affiliated person by a Fund, in connection with the investment by the Investing Management Company in a Fund made at the direction of the Investing Fund SubAdvisor. In the even that the Investing Fund SubAdvisor waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

13.	No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment advisor to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

14.	The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchase of securities by a Fund in an Affiliated Underwriting once an investment by the Investing Fund in the Fund Shares exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine

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whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things : (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have change significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

15.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in Fund Shares exceeds the limits of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or material upon which the Board’s determinations were made.

16.	Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), the Investing Fund and the Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisors, and the Trustee and Sponsor of an Investing Trust, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Fund Shares in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transit to the Fund a list of names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

17.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

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18.	Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in Conduct Rule 2830 of the NASD.

19.	No Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission that allows the Fund to purchase shares of a money market fund for short-term cash management purposes.
     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

, Secretary

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